Exhibit 99.1

Kingsoft Cloud Announces Unaudited Fourth Quarter and Fiscal Year 2022 Financial Results

BEIJING, March 29, 2023 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “We concluded the challenging year of 2022 with pleasing fourth quarter results. During the year, we have reaffirmed our original aspiration for sustainable high-quality growth, continued to build our business led by technology, and resolutely implemented cost reduction and efficiency initiatives. Our initiatives include the proactive scaling-down of delivery services, optimization of underlying resources, adjustment of customer mix and improvement of enterprise cloud project quality. Our strategy of building a healthy and sustainable business and improving profitability has been well executed and bear fruit in the fourth quarter. With these efforts, we have been improving our profitability steadily. Our gross margin reached 7.6% in Q4 2022, a significant increase from 1.0% in Q4 2021, and 6.2% in Q3 2022.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “Our revenue for this quarter is in line with our guidance at RMB2.13 billion, and our profitability is well on an upward trend. Gross margin increased from 1.0% in the same period in 2021 and 6.2% last quarter to 7.6% this quarter. Further, we achieved record-high net operating cash inflow of RMB370.4 million this quarter, marking the third consecutive quarter with positive net operating cash flow, which, combined with prudent capital expenditure, brought about the first quarter with positive free cash flow of RMB259.6 million. On December 30, 2022, we successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited with primary listing status, followed by our inclusion into Heng Seng Composite Index, Shanghai-Hong Kong stock connect and Shenzhen-Hong Kong stock connect on March 13, 2023. We are pleased to see broadened investor base and improved liquidity. We will adhere to our high-quality development principles and keep striving to provide long-term value to all our stakeholders.”

Fourth Quarter 2022 Financial Results

Total Revenues reached RMB2,131.0 million (US$308.91 million), in line with our guidance, increased steadily by 8.2% quarter-over-quarter, but a decrease of 19.9% from RMB2,659.7 million in the same period of 2021. The decrease was mainly due to our proactive scaling down of CDN services, with its gross billings decreased by 20.7% on year-over-year basis, and more stringent project selection of enterprise cloud projects.

Revenues from public cloud services slightly increased from RMB1,346.0 million in last quarter, but decreased by 12.2% to RMB1,344.3 million (US$194.9 million), compared with RMB1,530.5 million in the same quarter of 2021. The year-over-year decrease was mainly due to the above-mentioned scaling down of our CDN services.

Revenues from enterprise cloud services were RMB785.9 million (US$113.9 million), representing a growth of 26.4% from RMB622.0 million last quarter and a decrease of 30.4% from RMB1,128.8 million in the same quarter of 2021. The year-over-year decrease was mainly due to the impact of the resurgence of COVID-19, as well as more stringent project selection.

Other revenues were RMB0.8 million (US$0.1 million).

Cost of revenues was RMB1,969.1 million (US$285.5 million), representing a significant decrease of 25.2% from RMB2,631.8 million in the same quarter of 2021. IDC costs decreased significantly by 20.0% year-over-year from RMB1,321.9 million to RMB1,057.6 million this quarter. Depreciation and amortization costs increased by 6.4% from RMB227.2 million to RMB241.7 million. Solution development and services costs decreased by 6.3% from RMB497.2 million to RMB465.8 million this quarter. Fulfillment costs and other costs were RMB155.6 million and RMB48.4 million this quarter, which are in line with our enterprise cloud projects’ quality control strategy.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8972 to US$1.00, the noon buying rate in effect on December 31, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Gross profit was RMB162.0 million (US$23.5 million), a significant increase of 480.7% from RMB27.9 million in the same period in 2021. Gross margin was 7.6%, compared with 1.0% in the same period in 2021. Non-GAAP gross profit2 was RMB168.5 million (US$24.4 million), compared with RMB33.2 million in the same period in 2021. Non-GAAP gross margin2 was 7.9%, compared with 1.2% in the same period in 2021. The significant improvement of our gross profit and margin was mainly due to our strategic adjustment of revenue mix, optimized enterprise cloud project selection and efficient cost control measures.

Total operating expenses were RMB824.3 million (US$119.5 million), compared with RMB626.6 million last quarter and RMB698.6 million in the same period in 2021. Among which:

Selling and marketing expenses were RMB126.1 million (US$18.3 million), further decreased from RMB143.4 million last quarter and RMB177.1 million in the same period in 2021.

General and administrative expenses were RMB442.8 million (US$64.2 million), compared with RMB235.1 million last quarter and RMB243.3 million in the same period in 2021. The increase was mainly due to non-recurring Hong Kong listing expenses of RMB94.9 million and loss on disposal of property and equipment of RMB28.8 million.

Research and development expenses were RMB255.5 million (US$37.0 million), further decreased from RMB248.1 million last quarter and RMB278.2 million in the same period in 2021.

Operating loss was RMB662.4 million (US$96.0 million), compared with operating loss of RMB504.2 million last quarter and RMB670.7 million in the same quarter of 2021.

Net loss was RMB521.7 million (US$75.6 million), compared with net loss of RMB801.4 million last quarter and RMB482.2 million in the same quarter of 2021. Besides the impact from operating loss changes, the year-over-year increase of net loss was also impacted by the decrease of other gain and other income, which were mainly related to government subsidies.

Non-GAAP net loss3 was RMB552.7 million (US$80.1 million), compared with net loss of RMB530.7 million last quarter and RMB404.4 million in the same quarter of 2021.

Non-GAAP EBITDA4 was RMB-245.1 million (US$-35.5 million), impacted by non-recurring Hong Kong listing expenses of RMB94.9 million, and loss on disposal of property and equipment of RMB28.8 million, compared with RMB-202.0 million last quarter and RMB-126.3 million in the same quarter of 2021. Non-GAAP EBITDA margin was -11.5%, compared with -10.3% last quarter and -4.7% in the same quarter of 2021. If excluding the Hong Kong listing expenses and loss on disposal of property and equipment expenses, our Non-GAAP EBITDA margin would be -5.7%.

Basic and diluted net loss per share was RMB0.14 (US$0.02), compared with RMB0.22 last quarter and RMB0.13 in the same quarter of 2021.

Cash and cash equivalents and short-term investments were RMB4,672.8 million (US$677.5 million) as of December 31, 2022, representing strong and sustainable cash reserve. The decrease quarter-over-quarter was mainly due to our repayment of around RMB500 million loan from Kingsoft Group.

Net cash generated from operating activities amounted to RMB370.4 million, indicating the third consecutive quarter in which we recorded positive operating cash flow. Free cash flow, as measured by net cash generated from operating activities of RMB370.4 million minus capital expenditure of RMB110.8 million, was RMB 259.6 million, marking the first quarter of positive free cash flow.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

3 Non-GAAP net loss is defined as net loss excluding share-based compensation and foreign exchange (gain) loss, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

4 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Fiscal Year 2022 Financial Results

Total Revenues reached RMB8,180.1 million (US$1,186.0 million), representing a decrease of 9.7% from RMB9,060.8 million in 2021. The decrease was due to proactive scale-down of delivery services within public cloud services, and more stringent project selection of enterprise cloud services.

•	Revenues from public cloud services were RMB5,360.3 million (US$777.2 million), representing a decrease of 13.0% from RMB6,159.1 million in 2021.

•	Revenues from enterprise cloud services were RMB2,817.0 million (US$408.4 million), representing a decrease of 2.8% from RMB2,897.8 million in 2021.

•	Other revenues were RMB2.8 million (US$0.4 million).

Cost of revenues was RMB7,750.6 million (US$1,123.7 million), representing a decrease of 11.0% from RMB8,709.5 million in 2021. Among which: IDC costs decreased by 16.2% to RMB4,275.3 million (US$619.9 million) in 2022 from RMB5,101.5 million in 2021. The decrease was in line with our adjustment of public cloud services. Depreciation and amortization costs were RMB990.7 million (US$143.6 million) in 2022, compared with RMB785.2 million in 2021, mainly as a result of capital expenditures in electronic equipment. Fulfillment costs were RMB396.8 million (US$57.5 million), representing a decrease of 78.6% from RMB1,851.3 million in 2021. The decrease was mainly due to the decrease of revenues from Kingsoft Cloud enterprise cloud services that was due to COVID-19 negative impacts, and the decrease of fulfillment costs as percentages of total enterprise cloud services revenue due to our strategic focus on selected high quality projects. Solution development and services costs were RMB1,873.9 million (US$271.7 million) in 2022, compared with RMB678.2 million in 2021. The increase was mainly due to our full-year consolidation of Camelot in 2022. Other costs were RMB213.9 million (US$31.0 million) in 2022, compared with RMB293.3 million in 2021.

Gross profit increased to RMB429.5 million (US$62.3 million) in 2022, from RMB351.3 million in 2021. Gross margin increased to 5.3%, from 3.9% in 2021. Non-GAAP gross profit increased to RMB445.2 million (US$64.5 million) in 2022, from RMB368.8 million in 2021. Non-GAAP gross margin increased to 5.4% in 2022 from 4.1% in 2021. Such increases were primarily because of the optimization of revenue mix and our effective cost controls.

Selling and marketing expenses were RMB560.1 million (US$81.2 million), compared with RMB518.2 million in 2021. The increase was mainly due to the amortization expenses related to Camelot’s acquisition.

General and administrative expenses were RMB1,149.7 million (US$166.7 million), compared with RMB601.7 million in 2021. The increase was mainly due to the non-recurring Hong Kong listing expenses and loss on disposal of property and equipment, as well as Camelot share awards expenses, workforce optimization related compensations and credit loss.

Research and development expenses were RMB971.2 million (US$140.8 million), compared with RMB1,043.8 million in 2021. The decrease was mainly due to the workforce optimization.

Operating loss was RMB2,251.4 million (US$326.4 million), compared with RMB1,812.4 million in 2021.

Net loss was RMB2,688.4 million (US$389.8 million), compared with net loss of RMB1,591.8 million in 2021. The increase was due to the increase of workforce optimization related compensations, credit loss, Hong Kong listing expenses, Camelot share awards expenses, while offset by the improvement of gross profits and changes of foreign exchange rates.

Non-GAAP net loss was RMB1,993.9 million (US$289.1 million), compared with net loss of RMB1,195.2 million in 2021.

Non-GAAP EBITDA was RMB-755.0 million (US$-109.5 million), compared with RMB-343.8 million in 2021. Non-GAAP EBITDA margin was -9.2%, compared with -3.8% in 2021.

Basic and diluted net loss per share was RMB0.73 (US$0.11), compared with RMB0.46 in 2021.

Share Repurchase. During the year ended December 31, 2022, the Company repurchased approximately 12.3 million of ADSs, each representing 15 ordinary shares, from the open market for a total consideration of approximately US$29.2 million pursuant to the currently effective share repurchase program announced in September 2022.

Outstanding ordinary shares were 350,3710,905 as of December 31, 2022, equivalent to about 233,580,727 ADSs.

Business Outlook

For the first quarter of 2023, the Company expects total revenues to be between RMB1.85 billion and RMB2.05 billion. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Wednesday, March 29, 2023 at 8:00 am, U.S. Eastern Time (8:00 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI33f07c2440c0493cb833817afb236a9f. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation and foreign exchange (gain) loss, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 31, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

Email: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-6143004

Email: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Dec 31, 2021	Dec 31, 2022	Dec 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,217,528	3,419,166	495,732
Restricted cash	239,093	114,560	16,610
Accounts receivable, net	3,570,975	2,402,430	348,320
Short-term investments	2,491,056	1,253,670	181,765
Prepayments and other assets	1,687,021	1,612,022	233,721
Amounts due from related parties	207,143	246,505	35,740
Total current assets	12,412,816	9,048,353	1,311,888
Non-current assets:
Property and equipment, net	2,364,103	2,132,994	309,255
Intangible assets, net	1,169,767	1,008,020	146,149
Prepayments and other assets	29,066	21,263	3,083
Equity investments	207,166	273,580	39,665
Goodwill	4,625,115	4,605,724	667,767
Amounts due from related parties	5,758	5,758	835
Operating lease right-of-use assets	256,451	220,539	31,975
Deferred tax assets, net	7,798	—	—
Total non-current assets	8,665,224	8,267,878	1,198,729
Total assets	21,078,040	17,316,231	2,510,617

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	1,348,166	909,500	131,865
Accounts payable	2,938,632	2,301,958	333,753
Accrued expenses and other current liabilities	2,223,840	2,830,826	410,428
Income tax payable	60,217	51,892	7,524
Amounts due to related parties	836,435	427,727	62,015
Current operating lease liabilities	108,590	136,723	19,823
Total current liabilities	7,515,880	6,658,626	965,408
Non-current liabilities:
Deferred tax liabilities	205,889	167,052	24,220
Amounts due to related parties	472,882	413,464	59,947
Other liabilities	1,232,677	370,531	53,722
Non-current operating lease liabilities	158,289	123,059	17,842
Total non-current liabilities	2,069,737	1,074,106	155,731
Total liabilities	9,585,617	7,732,732	1,121,139
Shareholders’ equity:
Ordinary shares	24,782	25,062	3,634
Treasury stock	—	(208,385)	(30,213)
Additional paid-in capital	18,245,801	18,648,205	2,703,736
Accumulated deficit	(7,458,752)	(10,116,936)	(1,466,818)
Accumulated other comprehensive (loss) income	(207,882)	453,074	65,690
Total Kingsoft Cloud Holdings Limited shareholders’ equity	10,603,949	8,801,020	1,276,029
Non-controlling interests	888,474	782,479	113,449
Total equity	11,492,423	9,583,499	1,389,478
Total liabilities and shareholders’ equity	21,078,040	17,316,231	2,510,617

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	Three Months Ended				Twelve Months Ended
	Dec 31, 2021	Sep 30, 2022	Dec 31, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,530,476	1,346,038	1,344,293	194,904	6,159,085	5,360,282	777,168
Enterprise cloud services	1,128,775	621,975	785,918	113,947	2,897,817	2,816,976	408,423
Others	479	774	802	117	3,882	2,849	413
Total revenues	2,659,730	1,968,787	2,131,013	308,968	9,060,784	8,180,107	1,186,004
Cost of revenues	(2,631,839)	(1,846,368)	(1,969,056)	(285,486)	(8,709,496)	(7,750,569)	(1,123,727)
Gross profit	27,891	122,419	161,957	23,482	351,288	429,538	62,277
Operating expenses:
Selling and marketing expenses	(177,081)	(143,363)	(126,081)	(18,280)	(518,167)	(560,059)	(81,201)
General and administrative expenses	(243,315)	(235,077)	(442,764)	(64,195)	(601,702)	(1,149,677)	(166,687)
Research and development expenses	(278,202)	(248,149)	(255,488)	(37,042)	(1,043,811)	(971,216)	(140,813)
Total operating expenses	(698,598)	(626,589)	(824,333)	(119,517)	(2,163,680)	(2,680,952)	(388,701)
Operating loss	(670,707)	(504,170)	(662,376)	(96,035)	(1,812,392)	(2,251,414)	(326,424)
Interest income	20,601	20,408	21,688	3,144	71,942	80,743	11,707
Interest expense	(27,208)	(37,845)	(31,694)	(4,595)	(52,040)	(137,812)	(19,981)
Foreign exchange gain (loss)	47,363	(218,941)	132,290	19,180	37,822	(334,629)	(48,517)
Other gain (loss), net	62,467	(42,243)	26,399	3,827	83,606	(43,810)	(6,352)
Other income (expense), net	89,253	(1,079)	4,085	592	95,047	23,007	3,336
Loss before income taxes	(478,231)	(783,870)	(509,608)	(73,887)	(1,576,015)	(2,663,915)	(386,231)
Income tax expense	(3,982)	(17,577)	(12,049)	(1,747)	(15,741)	(24,473)	(3,548)
Net loss	(482,213)	(801,447)	(521,657)	(75,634)	(1,591,756)	(2,688,388)	(389,779)
Less: Net loss attributable to non-controlling interests	(4,287)	(8,387)	(12,779)	(1,853)	(3,044)	(30,204)	(4,379)
Net loss attributable to Kingsoft Cloud Holdings Limited	(477,926)	(793,060)	(508,878)	(73,781)	(1,588,712)	(2,658,184)	(385,400)

Net loss per share:
Basic and diluted	(0.13)	(0.22)	(0.14)	(0.02)	(0.46)	(0.73)	(0.11)
Shares used in the net loss per share computation:
Basic and diluted	3,630,916,768	3,660,755,177	3,528,680,363	3,528,680,363	3,441,729,444	3,623,838,985	3,623,838,985
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(119,133)	414,142	(136,070)	(19,728)	(139,575)	660,697	95,792
Comprehensive loss	(601,346)	(387,305)	(657,727)	(95,362)	(1,731,331)	(2,027,691)	(293,987)
Less: Comprehensive loss attributable to non-controlling interests	(4,420)	(8,390)	(12,682)	(1,839)	(3,177)	(30,463)	(4,417)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(596,926)	(378,915)	(645,045)	(93,523)	(1,728,154)	(1,997,228)	(289,570)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Twelve Months Ended
	Dec 31, 2021	Sep 30, 2022	Dec 31, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	27,891	122,419	161,957	23,482	351,288	429,538	62,277
Adjustments:
– Share-based compensation expenses	5,280	2,233	6,557	951	17,481	15,618	2,264
Adjusted gross profit	33,171	124,652	168,514	24,433	368,769	445,156	64,541

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2021	Sep 30, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022
Gross margin	1.0%	6.2%	7.6%	3.9%	5.3%
Adjusted gross margin	1.2%	6.3%	7.9%	4.1%	5.4%

KINGSOFT CLOUD HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except for percentage)

	Three Months Ended						Twelve Months Ended
	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2022
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(482,213)	(554,820)	(810,464)	(801,447)	(521,657)	(75,634)	(1,591,756)	(2,688,388)	(389,779)
Adjustments:
– Share-based compensation expenses	125,139	93,182	113,557	51,826	101,270	14,683	434,350	359,835	52,171
– Foreign exchange (gain) loss	(47,363)	18,741	229,237	218,941	(132,290)	(19,180)	(37,822)	334,629	48,517
Adjusted net loss	(404,437)	(442,897)	(467,670)	(530,680)	(552,677)	(80,131)	(1,195,228)	(1,993,924)	(289,091)
Adjustments:
– Interest income	(20,601)	(21,157)	(17,490)	(20,408)	(21,688)	(3,144)	(71,942)	(80,743)	(11,707)
– Interest expense	27,208	34,066	34,207	37,845	31,694	4,595	52,040	137,812	19,981
– Income tax expense	3,982	(1,670)	(3,483)	17,577	12,049	1,747	15,741	24,473	3,548
– Depreciation and amortization	267,565	287,481	290,756	293,672	285,515	41,396	855,604	1,157,424	167,811
Adjusted EBITDA	(126,283)	(144,177)	(163,680)	(201,994)	(245,107)	(35,537)	(343,785)	(754,958)	(109,458)
– Loss on disposal of property and equipment	-	-	-	-	28,788	4,174	-	28,788	4,174
Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(126,283)	(144,177)	(163,680)	(201,994)	(216,319)	(31,363)	(343,785)	(726,170)	(105,284)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2021	Sep 30, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022
Net loss margin	-18.1%	-40.7%	-24.5%	-17.6%	-32.9%
Adjusted net loss margin	-15.2%	-27.0%	-25.9%	-13.2%	-24.4%
Adjusted EBITDA Margin	-4.7%	-10.3%	-11.5%	-3.8%	-9.2%
Normalized Adjusted EBITDA Margin	-4.7%	-10.3%	-10.2%	-3.8%	-8.9%

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in thousands)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2021	Dec 31, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from (used in) operating activities	38,006	370,446	53,709	(708,869)	188,974	27,398
Net cash (used in) generated from investing activities	(226,519)	900,951	130,626	(421,623)	(32,865)	(4,765)
Net cash generated from (used in) financing activities	1,085,021	(806,656)	(116,954)	2,212,487	(1,152,146)	(167,045)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(34,654)	(137,369)	(19,917)	(50,048)	73,142	10,605
Net increase (decrease) in cash, cash equivalents and restricted cash	896,508	464,741	67,381	1,081,995	(996,037)	(144,412)
Cash, cash equivalents and restricted cash at beginning of period	3,594,767	3,206,354	464,878	3,424,674	4,456,621	646,149
Cash, cash equivalents and restricted cash at end of period	4,456,621	3,533,726	512,342	4,456,621	3,533,726	512,342